

Lee-Ann Fullard

Chief Executive Officer at Ashley Black Guru

New York, New York, United States · Contact info

 Olive Tree Ridge

Experience


Executive Assistant
Olive Tree Ridge
2019 - Present · 3 yrs 3 mos


Chief Executive Officer
Ashley Black Guru · Full-time
Jun 2018 - Present · 3 yrs 10 mos
Texas, United States


Executive Assistant
Freelancer (self employed)
Jan 2009 - Present · 13 yrs 3 mos

Creative Virtual Project Manager & Digital Marketer
Self Employed
2005 - Present · 17 yrs 3 mos
New York